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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champion Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1502 N. Donnelly Street, Suite 105
(No. and Street)

Mount Dora	FL	32757
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin L. Champion, 352-383-1213 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15665 Northland Dr, W Ste 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Benjamin L. Champion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champion Capital Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

VALERIE JOANNE MCCOMACK
Commission # FF 110467
Expires April 7, 2018
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Champion Capital Corporation
1502 N. Donnelly
Mount Dora , FL 32757

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Champion Capital Corporation as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Champion Capital Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion Capital Corporation as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Champion Capital Corporation financial statements. Supplemental Information is the responsibility of Champion Capital Corporation 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation

to the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 23, 2015

3:28 PM
02/19/15
Accrual Basis

Champion Capital Corporation
Balance Sheet
As of December 31, 2014

		Dec 31, 14
ASSETS		
Current Assets		
Checking/Savings		
First Green Bank (200)		1,923.25
Raymond James MM Acct (200)		50,002.35
TD Ameritrade MM Acct (200)		6,391.49
Total Checking/Savings		58,317.09
Accounts Receivable		
Accounts Receivable (355)		522.00
Total Accounts Receivable		522.00
Other Current Assets		
Undeposited Funds		2.00
Total Other Current Assets		2.00
Total Current Assets		58,841.09
Other Assets		
Federal Withholding		0.72
FINRA Daily Acct (735)		1,346.70
Loans to Stockholders (735)		
C. Jonathan Champion (735)	101.77	
Total Loans to Stockholders (735)		101.77
Prepaid Bond (735)		1,499.25
Total Other Assets		2,948.44
TOTAL ASSETS		**61,789.53**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (1205)		1,200.00
Total Accounts Payable		1,200.00
Other Current Liabilities		
Capital Loan (1210)		50,000.00
Total Other Current Liabilities		50,000.00
Total Current Liabilities		51,200.00
Total Liabilities		51,200.00
Equity		
Additional Paid In Capital 1793		38,181.00
Common Stock (1792)		109.00
Dist to Shareholders (4270)		
Benjamin L. Champion (4270)	-158,869.10	
C. Jonathan Champion (4270)	-159,119.10	
Total Dist to Shareholders (4270)		-317,988.20
Dividends Paid to Shareholders		
Benjamin L. Champion	-11,300.00	
C. Jonathan Champion	-11,300.00	
Total Dividends Paid to Shareholders		-22,600.00
Opening Bal Equity		123,099.57
Retained Earnings		192,330.45
Net Income		-2,542.29
Total Equity		10,589.53
TOTAL LIABILITIES & EQUITY		**61,789.53**

Champion Capital Corporation
Profit & Loss
January through December 2014

	Jan - Dec 14
Income	
Commissions In	
Equity Securities (3935)	
Raymond James	90,105.71
Total Equity Securities (3935)	90,105.71
Mutual Funds & other ICS (3970)	
401k	
TransAmerica (3970)	1,650.27
Total 401k	1,650.27
American Funds (3970)	
Initial	202.69
Trail	16,039.62
American Funds (3970) - Other	5,881.50
Total American Funds (3970)	22,123.81
Raymond James (3970)	
Initial	2,837.21
Trails	26,744.68
Total Raymond James (3970)	29,581.89
Total Mutual Funds & other ICS (3970)	53,355.97
Other Securities Comm (3939)	
Variable Annuity (3939)	
Jackson National	274.67
Pacific Life	708.86
Prudential Annuities	1,131.67
Total Variable Annuity (3939)	2,115.20
Variable Life (3939)	
Metlife	537.36
Nationwide Provident	7,531.35
Pacific Life	1,694.91
Security Life of Denver	87.76
Total Variable Life (3939)	9,851.38
Total Other Securities Comm (3939)	11,966.58
Total Commissions In	155,428.26
Fees from Reps.	
Benjamin L. Champion	12,000.00
Total Fees from Reps.	12,000.00
Investment Advisory Fees (3975)	80,139.19
Investment Income (3952)	
_IntInc (3952)	4.19
Investment Income (3952) - Other	0.07
Total Investment Income (3952)	4.26
Other Inc	5,605.00
Other Revenue (3995)	4,940.00
Reimbursement	0.00
Total Income	258,116.71
Gross Profit	258,116.71
Expense	
Accounting fees (4100)	2,400.00
Clearing Firm Expenses (4100)	3,487.61
Commissions Out	
Alexander N. Quint (4120)	76,223.21
Benjamin L. Champion (4120)	73,792.60
C. Jonathan Champion (4120)	11,676.13

Champion Capital Corporation
Profit & Loss
January through December 2014

		Jan - Dec 14
Richard J. Moss (4115)	8,326.63	
William J. Powers (4115)	55,882.08	
Total Commissions Out		225,900.65
Expense Sharing Fees (4100)		21,334.48
FINRA Fees (4195)		2,318.17
Insurance (4100)		1,226.84
Licensing Fees (4100)		-8.75
Misc (4100)		0.00
Professional Fees		
Benjamin L. Champion (4120)	1,140.00	
Professional Fees - Other	2,710.00	
Total Professional Fees		3,850.00
Tax		
State	150.00	
Total Tax		150.00
Total Expense		260,659.00
Net Income		**-2,542.29**

Champion Capital Corporation
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	-2,542.29
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (355)	-395.66
FINRA Daily Acct (735)	-217.33
Prepaid Bond (735)	-846.77
Accounts Payable (1205)	1,941.31
Capital Loan (1210)	50,000.00
Net cash provided by Operating Activities	47,939.26
INVESTING ACTIVITIES	
Investment Income (3952)	-0.07
Federal Withholding	-0.72
Net cash provided by Investing Activities	-0.79
FINANCING ACTIVITIES	
Loans to Stockholders (735):C. Jonathan Champion (735)	2,318.11
Dist to Shareholders (4270):Benjamin L. Champion (4270)	-2,000.00
Dist to Shareholders (4270):C. Jonathan Champion (4270)	-3,000.00
Net cash provided by Financing Activities	-2,681.89
Net cash increase for period	45,256.58
Cash at beginning of period	13,062.44
Cash at end of period	**58,319.02**

CHAMPION CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2013	-	-	109	$ 109	109	$ 38,181	$ (20,163)	$ 18,127
Net Income	-	-	-	-	-	-	(2,542)	(2,542)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(4,995)	(4,995)
Balance at December 31, 2013	-	-	$ 109	$ 109	$ 109	$ 38,181	$ (27,701)	$ 10,589

See Accountant's Audit Report

CHAMPION CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Champion Capital Corporation (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Florida effective September 28, 1989. The Company has adopted a calendar year.

Description of Business

The Company, located in Mount Dora, FL is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHAMPION CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

<u>Fair Value of Financial Instruments</u>

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

<u>Comprehensive Income</u>

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

<u>Concentrations</u>

The Company's concentration is of mutual funds and insurance products.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

On January 11, 2011, the Company entered into a month-to-month executive suites Agreement with CJ Champion Company (CJCC). The states that CJCC will provide office space, use of office equipment, and secretarial services to the Company monthly in exchange for paid in advance. The Company paid $21,334.48 under this arrangement.

CHAMPION CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 23 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

See accountant's audit report

Champion Capital Corporation.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$	10,590.00
Nonallowable assets:			
Prepaid Expenses	1,499.00		
Other Assets	0.00		
Accounts receivable – other	1,450.00		(2,949.00)
Other Charges	0.00		
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	7,641.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	3,413.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	2,641.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	51,200.00
Percentage of aggregate indebtedness to net capital		670.07%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$	7,641.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		7,641.00
Reconciled Difference	$	(0.00)

Champion Capital Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is TD Ameritrade.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 23, 2015

Board of Directors
Champion Capital Corporation
141 Waterman Avenue
Suite 100
Mount Dora, Fl 32757

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Champion Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Champion Capital Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Champion Capital Corporation stated that Champion Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Champion Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Champion Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

CHAMPION
CAPITAL
CORPORATION

1502 N Donnelly St, Suite 105
Mount Dora, FL 32757
Voice (352) 383-1213
Fax (352) 383-1992
bchampion@championwealth.com

Ben Champion, CFP, ChFC, CASL
President & Registered Principal

February 23, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Champion Capital Corporation. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Champion Capital Corporation. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Champion Capital Corporation's past business has been of similar nature and has complied to this exemption since its inception, (date)..

Benjamin L. Champion, the president of Champion Capital Corporation. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Benjamin L. Champion has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Champion Capital Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (352) 382-1213.

Sincerely yours,

Ben Champion, President